SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March, 2010

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

At the 49th Annual Ordinary General Meeting of Shareholders (“AGM”) on March 12, 2010, the following agenda was approved by the shareholders of Korea Electric Power Corporation (“KEPCO”).

Date and time	March 12, 2010, 10:00 a.m. (Seoul Time)

Place	167, Samseong-dong, Gangnam-gu, Seoul, Korea, Grand Hall at the head office of KEPCO

Report	1. Audit Report on proposed agenda for the AGM 2. Management report on KEPCO’s operation

Agenda

1. Approval of the audited non-consolidated balance sheets, statements of income and statements of disposition of deficit as of or for the fiscal year ended December 31, 2009, each prepared in accordance with generally accepted accounting principles in Korea

2. Maximum limit on remuneration for KEPCO’s directors

3. Amendment of the Articles of Incorporation of KEPCO

Details on the proposed agenda for the AMG are attached hereto.

Attachment

Agenda 1. Approval of the audited non-consolidated balance sheets, statements of income and statements of disposition of deficit as of or for the fiscal year ended December 31, 2009, each prepared in accordance with generally accepted accounting principles in Korea

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2009

	Korean Won				Translation into U.S. Dollars
	2008		2009		2009
	(In millions)				(In thousands)
Assets
Property, plant and equipment :	(Won)	52,404,018	(Won)	55,511,854	$47,543,554
Less: accumulated depreciation		(16,303,748)		(18,318,530)	(15,689,046)
Less: construction grants		(6,789,063)		(7,756,921)	(6,643,475)

		29,311,207		29,436,403	25,211,033
Construction in-progress		2,629,946		3,910,128	3,348,859

Net property, plant and equipment		31,941,153		33,346,531	28,559,892

Investments and other assets:
Investment securities		28,498,281		30,490,758	26,114,044
Long-term other accounts receivable, less allowance for doubtful accounts of (Won)11,775 in 2008 and (Won)10,551 million in 2009		1,170,688		1,047,068	896,769
Long-term loans		226,439		233,306	199,817
Intangible assets		195,951		105,134	90,043
Derivatives		303,270		133,173	114,057
Other non-current assets		301,981		312,481	267,627

Total non-current assets		30,696,610		32,321,920	27,682,357

Current assets:
Cash and cash equivalents		219,222		188,256	161,233
Trade receivables, less allowance for doubtful accounts of (Won)48,092 million in 2008 and (Won)59,389 million in 2009		2,620,968		3,043,575	2,606,693
Other accounts receivable, less allowance for doubtful accounts of (Won)6,824 million in 2008 and (Won)7,055 million in 2009		674,309		416,342	356,579
Inventories		226,856		190,498	163,153
Derivatives		—		79,118	67,761
Deferred income tax assets, net		431,435		320,176	274,217
Other current assets		57,622		79,035	67,690

Total current assets		4,230,412		4,317,000	3,697,326

Total assets	(Won)	66,868,175	(Won)	69,985,451	$59,939,575

(Continued)

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2008 AND 2009

	Korean Won				Translation into U.S. Dollars
	2008		2009		2009
	(In millions)				(In thousands)
Liabilities and Shareholders’ Equity

Stockholders’ equity:
Common stock of (Won)5,000 par value, authorized – 1,200,000,000 shares, issued and outstanding - 641,567,712 shares in 2007 and 2008	(Won)	3,207,839	(Won)	3,207,839	$2,747,378
Capital surplus		14,556,185		14,666,231	12,561,006
Capital adjustments		(741,489)		(741,489)	(635,054)
Accumulated other comprehensive income		406,673		523,256	448,147
Retained earnings (Accumulated deficit):
Appropriated		26,462,200		23,509,732	20,135,091
Before appropriations (Before disposition)		(2,952,468)		(77,713)	(66,558)

Total shareholders’ equity		40,938,940		41,087,856	35,190,010

Long-term liabilities:
Long-term debt, net		15,223,419		18,074,843	15,480,338
Borrowings under conditional agreements		13,212		12,363	10,588
Accrual for retirement and severance benefits, net		877,319		881,182	754,695
Reserve for self insurance		115,268		121,416	103,988
Other provisions		268,755		246,734	211,317
Deferred income tax liabilities, net		1,133,239		1,057,956	906,095
Derivatives		21,297		5,161	4,420
Other long-term liabilities		401,195		410,415	351,503

Total long-term liabilities		18,053,704		20,810,070	17,822,944

Current liabilities:
Trade payables		2,961,375		2,870,973	2,458,867
Other accounts payable		364,265		436,148	373,542
Short-term borrowings		300,000		260,000	222,679
Current portion of long-term debt, net		3,472,579		3,657,798	3,132,749
Income tax payable		68,646		—	—
Derivatives		—		2,797	2,396
Other current liabilities		708,666		859,809	736,390

Total current liabilities		7,875,531		8,087,525	6,926,623

Total liabilities		25,929,235		28,897,595	24,749,567

Commitments and contingencies

Total shareholders’ equity and liabilities	(Won)	66,868,175	(Won)	69,985,451	$59,939,577

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

	Korean Won				Translation into U.S. Dollars
	2008		2009		2009
	(In millions except per share amounts)				(In thousands except per share amounts)
OPERATING REVENUES:
Sale of electricity	(Won)	31,480,221	(Won)	33,609,640	$28,785,235
Other operating revenues		42,162		76,073	65,153

		31,522,383		33,685,713	28,850,388

OPERATING EXPENSES :
Power generation, transmission and distribution costs		4,704,474		4,566,112	3,910,682
Purchased power		29,107,892		28,472,652	24,385,622
Other operating costs		59,359		56,048	48,003
Selling and administrative expenses		1,309,860		1,159,598	993,147

		35,181,585		34,254,410	29,337,454

OPERATING INCOME		(3,659,202)		(568,697)	(487,066)

OTHER INCOME (EXPENSES):
Interest income		90,590		89,362	76,535
Interest expense		(752,366)		(988,368)	(846,495)
Loss on foreign currency transactions and translation, net		(585,373)		(273,031)	(233,839)
Donations		(30,515)		(15,669)	(13,420)
Rental income		164,807		166,097	142,255
Equity income (loss) of affiliates, net		(64,944)		1,513,752	1,296,465
Gain on disposal of property, plant and equipment, net		22,564		10,621	9,096
Valuation gain (loss) on derivatives, net		279,379		(77,641)	(66,496)
Translation gain (loss) on derivatives, net		(153,139)		2,055	1,760
Loss on earlier repayment of exchangeable bond		—		(43,787)	(37,502)
Other, net		181,968		64,866	55,555

		(847,029)		448,257	383,914

LOSS BEFORE INCOME TAX		(4,506,231)		(120,440)	(103,152)
INCOME TAX BENEFITS		(1,553,763)		(42,727)	(36,594)

NET LOSS	(Won)	(2,952,468)	(Won)	(77,713)	$(66,558)

BASIC LOSS PER SHARE	(Won)	(4,742)	(Won)	(125)	$(0.11)

DILUTED LOSS PER SHARE	(Won)	(4,742)	(Won)	(125)	$(0.11)

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED STATEMENTS OF DISPOSITION OF DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

	Korean Won				Translation into U.S. Dollars
	2008		2009		2009
	(In millions)				(In thousands)
Unappropriated retained earnings (Undisposed Accumulated deficit):
Balance at beginning of year	(Won)	—	(Won)	—	$—
Net income		(2,952,468)		(77,713)	(66,558)

Balance at end of year before appropriation (before disposition)		(2,952,468)		(77,713)	(66,558)

Transfer from voluntary reserves:
Reserve for business rationalization		31,900		—	—
Reserve for business expansion		2,920,568		77,713	66,558

Appropriation of retained earnings:
Reserve for business expansion		—		—	—
Dividends		—		—	—

		—		—	—

Unappropriated retained earnings to be carried forward to subsequent year	(Won)	—	(Won)	—	$—

Agenda 2. Maximum limit on remuneration for KEPCO’s directors

Pursuant to Article 388 of the Commercial Act and Article 35 of the AOI, the maximum limit on remuneration for directors is required to be approved at the general meeting of shareholders.

—	Proposed maximum limit on remuneration for directors during fiscal year 2010:

KRW 1,927,857,000 (Number of Directors: 15)

*Note: The maximum limit on remuneration for directors during fiscal year 2009:

KRW 2,074,034,000 (Number of Directors: 15)

Agenda 3. Amendment of the Articles of Incorporation (“AOI”) of KEPCO

The following table sets forth a comparison of the relevant current provisions of KEPCO’s AOI to the proposed amendments thereof (with the changes noted in underlines).

Current provisions	Proposed Amendments	Rationale

Article 3 (Location of the Head Office)

The head office of the Corporation shall be located in Seoul, and district head offices and branches may be established pursuant to resolution of the Board of Directors.

Article 3 (Location of the Head Office)

The head office of the Corporation shall be located in Seoul, and the district divisions, district head offices and branches may be established pursuant to resolution of the Board of Directors.

To reflect the changes in organizational structure

Article 5 (Method of Public Notice) Public notice by the Corporation shall be provided in Seoul Shinmun and Maeil Kyungje (The Economics Daily), each a daily newspaper which is published in Seoul.

Article 5 (Method of Public Notice)

Public notice by the Corporation shall be posted on the homepage of the Corporation (http://www.kepco.co.kr). Provided, however, that if such posting is not possible due to unavoidable circumstances such as computer problems, such notice shall be provided in Seoul Shinmun and Maeil Kyungje (The Economics Daily), each a daily newspaper which is published in Seoul.

To reflect the amendment to the Commercial Act * Enforcement date: May 29, 2010

Article 14 (Report of Addresses, Names and Seals of Shareholders)

(1) Shareholders and registered pledgees shall report to the Corporation or the transfer agent mentioned in Article 13 their respective names, addresses and seals.

(2) – (3) (Omitted)

Article 14 (Report of Addresses, Names and Seals of Shareholders)

(1) Shareholders and registered pledgees shall report to the transfer agent mentioned in Article 13 their respective names, addresses and seals.

(2) – (3) (The same as the current provisions)

To facilitate reporting process

Current provisions	Proposed Amendments	Rationale

<Newly inserted>	Article 14-2 (Electronic Register of Shareholders) The Corporation may prepare the register of shareholders in an electronic format as provided in the Commercial Act.	To reflect the amendment to the Commercial Act (Article 352-2 of the Act) * Enforcement date: May 29, 2010

Article 25 (Preparation of Minutes)

The proceedings of a General Meeting of Shareholders and the results thereof shall be recorded in minutes which shall bear the name and seal or signature of the chairperson, and shall be kept at the Corporation’s head office, a copy of which shall be kept at each district head office and branch (the first place of business).

Article 25 (Preparation of Minutes)

The proceedings of a General Meeting of Shareholders and the results thereof shall be recorded in minutes which shall bear the name and seal or signature of the chairperson and the directors present, and shall be kept at the Corporation's head office, the district division (district head office) and branches.

To reflect Article 373 of the Commercial Act

Article 26-2 (Appointment of Officers)

(1) (Omitted)

(2) The Standing Directors except for the President shall be appointed by the President from the pool of candidates who have been recommended by the Officer Recommendation Committee through a resolution of the General Meeting of Shareholders.

(3) – (6) (Omitted)

Article 26-2 (Appointment of Officers)

(1)(The same as the current provisions)

(2) The Standing Directors except for the President shall be appointed by the President through a resolution of the General Meeting of Shareholders. Provided, however, that a Standing Director who becomes a member of the Audit Committee in accordance with the provisions of Article 41-2 (hereinafter, “Standing Audit Commissioner”) shall be appointed by the President of the Republic of Korea, with the recommendation of the Minister of Strategy and Finance, after the deliberation and resolution of the Operation Committee and the resolution of the General Meeting of Shareholders from the pool of candidates who have been recommended by the Officer Recommendation Committee.

(3) – (6) (The same as the current provisions)

To reflect the amendment to the Act on the Management of Public Agencies (“AMPA”) (Article 25(2) of the AMPA)

Current	Amended (Proposal)	Reason

Article 28-3 (Performance Agreement with President)

(1)– (4) (Omitted)

(5) The President may execute performance agreements with Standing Directors and executive officers, and may review the performance records. If the performance records are low based on the review, the President may discharge such Standing Directors and executive officers.

Article 28-3 (Performance Agreement with President)

(1)– (4) (Omitted)

(5) The President may execute performance agreements with Standing Directors (other than the Standing Audit Commissioner) and executive officers, and may review the performance records. If the performance records are low based on the review, the President may discharge such Standing Directors and executive officers.

To reflect the amendment to the AMPA (Article 31 of the AMPA)

Article 35 (Remuneration for Officers and Employees)

(1)-(2) (Omitted)

(3) The standards for remuneration in Paragraph (2) with respect to the President and the Standing Directors shall be determined by the Board of Directors pursuant to the guidelines on remuneration established by the Minister of Strategy and Finance upon deliberation and resolution by the Operation Committee, taking into account the following:

1.      President: The Corporation’s performance records. the terms of the contract and the level of performance under the employment contract pursuant to Article 28-3 Paragraphs (3) and (4); and

2.      Standing Directors: Evaluation of the performance under the performance agreement pursuant to Article 28-3 Paragraph (5).

<Newly Inserted>

Article 35 (Remuneration for Officers and Employees)

(1)-(2) (Omitted)

(3) The standards for remuneration in Paragraph (2) with respect to the President and the Standing Directors shall be determined by the Board of Directors pursuant to the guidelines on remuneration established by the Minister of Strategy and Finance upon deliberation and resolution by the Operation Committee, taking into account the following:

1.      President: Evaluation of the Corporation’s performance records, the terms of the contract and the level of performance under the performance contract pursuant to Article 28-3 Paragraphs (3) and (4);

2.      Standing Directors (other than the Standing Audit Commissioner): Performance evaluation under the performance agreement pursuant to Article 28-3 Paragraph (5); and

3.      Standing Audit Commissioner: Performance evaluation pursuant to Article 36 of the Act on the Management of Public Agencies.

To reflect the amendment to the AMPA (Article 31 of the AMPA)

Current	Amended (Proposal)	Reason

Article 50 (Submission, Approval, Publication and Keeping of Financial Statements)

(1)-(2) (Omitted)

(3) From one (1) week before the day set for the ordinary General Meeting of Shareholders, the Corporation shall keep the documents set forth in Item 1 through 3 of Paragraph (1) above together with the business report and audit report at the head office for five (5) years and shall keep copies of such documents and reports at each district head office and branch (the first place of business) for three (3) years

(4)-(5) (Omitted)

Article 50 (Submission, Approval, Publication and Keeping of Financial Statements)

(1)-(2) (same as the current provisions)

(3) From one (1) week before the day set for the ordinary General Meeting of Shareholders, the Corporation shall keep the documents set forth in Item 1 through 3 of Paragraph (1) above together with the business report and audit report at the head office for five (5) years and shall keep copies of such documents and reports at the district divisions (district head offices) and branches for three (3) years.

(4) –(5) (the same as the current provisions)

To reflect Article 448 of the Commercial Act

<Newly Inserted>	ADDENDA The Articles of Incorporation shall be implemented from the date of promulgation. Provided that the provisions of Article 5 and Article 14-2 shall be implemented on and after May 29, 2010.	To modify the enforcement date of relevant provisions to correspond to the enforcement date of the amended Commercial Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ SHIN, CHANG-KEUN
Name:	Shin, Chang-Keun
Title:	Vice President

Date: March 16, 2010